

August 8, 2014

Mr. Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

RE: Ironwood Multi-Strategy Fund LLC
       333-197488; 811-22464
       Ironwood Institutional Multi-Strategy Fund LLC
       333-197489; 811-22463

Dear Mr. Greene:

We have reviewed the registration statements on Form N-2 for the Ironwood Multi-Strategy Fund LLC (the "Feeder Fund") and the Ironwood Institutional Multi-Strategy Fund LLC (the "Master Fund"), filed with the Securities and Exchange Commission on July 17, 2014. We have also reviewed the annual shareholder report on Form N-CSR for the Feeder Fund and the Master Fund, filed with the Securities and Exchange Commission on July 8, 2014. We have the following comments. Please note that each comment applies to both the Feeder Fund and the Master Fund unless specified otherwise.

Prospectus

Cover Page

1. Pursuant to Item 1.1.j. of Form N-2, please make prominent the paragraph that begins, "The Units will not be listed on any securities exchange, and it is not anticipated that a secondary market for the Units will develop. The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold…." The cover page should disclose prominently all of the principal risks to investors of investing in the Fund and in hedge funds.

2. Please advise us whether FINRA has reviewed and approved the terms of the underwriting agreement and the Fund's Maximum Sales Load.

Summary

3. In the Master Fund's prospectus, under the heading, The Fund, if the Feeder Fund is not the only investor in the Master Fund, please disclose what kind of investors there are or

will be in the Master Fund (e.g., retail investors, institutional investors, pension plans, etc.).

4. Under the heading, Certain Risk Factors, the disclosure states, "The Master Fund's interest in an Underlying Fund is generally valued at an amount determined pursuant to the instrument governing such Underlying Fund and reported by the relevant Underlying Adviser or its administrator....The Master Fund relies on these estimates in calculating the Master Fund's net asset value for reporting, fees and other purposes, including reporting the Master Fund's net asset value to the Feeder Fund. The Feeder Fund relies on this reporting for repurchases, reporting, fees and other purposes and generally does not make any adjustments with respect to payments made upon the Feeder Fund's periodic Offers to repurchase Units. Such valuations may not be indicative of what actual fair market value would be in an active, liquid or established market." Here and elsewhere in the registration statement, please make clear that valuation of the Fund's assets is the ultimate responsibility of the Board of Directors and that the assets of the Fund will be valued at fair value in accordance with the Fund's valuation policies and procedures.

5. In the Master Fund's prospectus, under the heading, Distribution Expense, the disclosure states, "Investments may be subject to a sales charge (a "Sales Charge") of up to 2.0% of the subscription amount. The Sales Charge, if any, may be waived or adjusted at the sole discretion of Ironwood and, without limiting the foregoing, is expected to be waived for institutional investors and certain persons associated with Ironwood and its affiliates." From the disclosure, it appears that Ironwood has the discretion to charge or waive this fee. This Sales Charge does not appear in the Feeder Fund's Fee Table. If this Sales Charge is waived at the discretion of Ironwood, then it should be included in the Feeder Fund's Fee Table.

6. Under the heading, Expense Limitation Agreement, the disclosure states that "the Master Fund will carry forward, for a period not to exceed 3 years from the date on which a waiver or reimbursement is made by Ironwood, any expenses in excess of the Master Fund Expense Limitation and repay Ironwood such amounts…." There is similar disclosure for the Feeder Fund. The annual report for the year ended April 30, 2014, shows that Ironwood recaptured fees from the Master Fund that were previously waived but waived fees for the Feeder Fund. Please explain to us if any of the fees recaptured by Ironwood from the Master Fund were allocated to the Feeder Fund. Please explain to us how Ironwood ensures that the fees subject to recapture do not extend past 3 years. For example, if Ironwood recaptures fees from the Master Fund (that were waived in earlier years) but waives fees for the Feeder Fund, a portion of those fees could be recaptured by the adviser from the Feeder Fund after the initial 3-year period (when the fees were first waived for the Master Fund).

Summary of Fund Expenses

7. In the Feeder Fund's Fee Table, please confirm that the other expenses for the Master Fund (0.36%) are included in the Acquired Fund Fees and Expenses (11.35%).

8. I could not locate Footnote (7) in the Feeder Fund's Fee Table. Please advise the staff what Footnote (7) refers to.

9. In the Feeder Fund's Fee Table, the last sentence in Footnote (7) states, "[T]he Fee Waiver and/or Expense Reimbursement amount includes a waiver of a portion of the Master Fund's expenses which are included in Acquired Fund Fees and Expenses." As stated above, Ironwood did not waive a portion of the Master Fund's expenses but recaptured fees previously waived. Please make that clear in the footnote.

10. Please update footnotes (2) and (3) to the Expense Example. Footnote (2) should only refer to year 1, and footnote (3) should refer to years 2 through 10.

Reliability of Valuations

11. Similar to Comment 4 above, please make clear that valuation of the Fund's assets is the ultimate responsibility of the Board of Directors and that the assets of the Fund will be valued at fair value in accordance with the Fund's valuation procedures.

The Fund Administrator

12. Under this heading, the disclosure states, "Ironwood has delegated to the Fund Administrator the calculation of the net asset value of the Feeder Fund and the Master Fund." Since the Board of Directors has the ultimate responsibility of valuing the Fund's assets, please disclose whether the Board approved of this arrangement.

Distribution Expenses

13. Under this heading, the disclosure states, "In addition to a maximum Sales Charge of 3.0%, the maximum amount of items of compensation payable to the Distributor under the Distribution Services Agreement, including the reimbursement of out-of-pocket expenses, will not exceed 2.65% of the gross offering proceeds of the Fund." Please explain to us where this fee is reflected in the fee table.

Subscription for Units

14. Under this heading, the disclosure states that Units "are sold at the current net asset value per Unit on any subsequent date on which Units are sold." The Fund offers Units monthly. How often is the net asset value calculated for the Fund? Are the Fund's investments in the Underlying Funds being valued at fair value in order to determine the net asset value of the Fund for each offering of Units?

Repurchase of Units

15. Under the heading, Payment Mechanics, the disclosure in the first paragraph states, "Members who tender all or a portion of their Units…." Should this instead state, "Members who tender up to 95% of their Units…."?

16. The third paragraph under the heading, Payment Mechanics, discusses timing of the subsequent payment when a Member has tendered 95% or more of his or her Units. The disclosure states, "[T]he amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member's Units being repurchased, determined as of the Repurchase Date…." As stated in the registration statement, the Fund intends to repurchase Units as of 6/30 and 12/31. The Fund's annual audit is for the year ended 4/30. Please explain to the staff how an audit for the year ended 4/30 would determine the "final audited net asset value of such Member's Units being repurchased, determined as of the Repurchase Date" and the repurchase date was 6/30 or 12/31. As part of the audit procedures for a 4/30 audit, does the auditor analyze the 6/30 and 12/31 net asset value for repurchases on those dates during the preceding fiscal year? Please verify that the Fund is valuing its investments in the Underlying Funds at fair value as of each repurchase date.

Valuation of Units for Purposes of Repurchases

17. In this section, please make clear that the Fund's investments are valued at fair value. Please supplement the disclosure with policies similar to the following:
    a. As a general matter, the fair value of the Fund's interest in an Underlying Fund will represent the amount that the Fund could reasonably expect to receive from an Underlying Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable;
    b. In the event that an Underlying Fund does not report a value to the Fund on a timely basis, the Fund will determine the fair value of such Underlying Fund based on the most recent value reported by the Underlying Fund, as well as any other relevant information available at the time the Fund values the portfolio;
    c. The Fund's valuation procedures require Ironwood to consider all relevant information available at the time the Fund values its portfolio. The Board of Directors and/or Ironwood will consider such information, and may conclude in certain circumstances that the information provided by the Underlying Fund does not represent the fair value of the Fund's interest in the Underlying Fund;
    d. Following procedures adopted by the Board of Directors, in the absence of specific transaction activity in a particular Underlying Fund, the Fund will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount; and
    e. Please also disclose, if applicable, that prior to investing in any Underlying Fund, Ironwood conducts a due diligence review of the valuation methodology utilized

by the Underlying Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that Ironwood reasonably believes to be consistent with those used by the Fund for valuing its own investments. If this is not part of the Fund's valuation procedures, please explain to us why Ironwood determines that it is not necessary.

Valuation

18. Under this heading, the disclosure states, "Subject to the direction of the Valuation Committee, the value of each asset of the Fund is calculated as of each Fiscal Period Closing by the Fund Administrator in accordance with U.S. generally accepted accounting principles applied on a consistent basis." Please restate to make clear that the value of each asset of the Fund is calculated at the time of each offering and each repurchase of Fund Units in addition to each Fiscal Period closing.

Ironwood Composite Annual Disclosure Presentation

19. Please explain to the staff why an expense ratio of 2.20% is used for the Composite performance. The Feeder Fund's expense ratio including the Master Fund's expenses net of the waiver is 2.31%; the gross expense ratio is 2.58%. Where prior performance is net of all fees/expenses of the Account, the Fund should disclose that the prior performance is net of all actual fees/expenses incurred by the Accounts, including any sales load. If the actual fees/expenses of the Accounts are lower than the Fund's fees/expenses, disclosure should state that the use of the Fund's expense structure would have lowered the performance results. Where the prior performance is adjusted to reflect the Fund's fees/expenses, the Fund should disclose that the prior performance is adjusted by deducting the Fund's expenses listed in its fee table and including the maximum applicable sales load. We have objected to any adjustment which results in adjusted performance that would be higher than the actual performance, i.e., where the Fund's projected fees/expenses are lower than the actual fees/expenses.

20. If the standardized SEC method is not used to calculate the prior performance, the Fund should disclose that the method differs from the standardized SEC method.

21. Under this heading, the disclosure states, "Depending on the date on which an investor invested in an Ironwood Fund, such investor's holding period, and other factors, including new issue eligibility, an investor in an Ironwood Fund may have an overall investment experience that underperforms or outperforms that reflected in the Ironwood Composite." This disclosure may be potentially misleading. For each of the years ended 4/30/12, 4/30/13, and 4/30/14, the Feeder Fund performed worse than the Composite. For this reason, it would appear that an investment in the Fund would more likely underperform the Composite. Please consider whether this disclosure, as stated, is appropriate.

Statement of Additional Information

22. It appears as though the Fund's fundamental policy on concentration has been altered since its last registration statement. In the previous registration statement, the policy included the following after "industries": "except that it will invest substantially all of its assets (other than certain cash reserves) in securities issued by pooled investment entities that are organized in non-U.S. jurisdictions, classified as corporations for U.S. federal income tax purposes and excluded from the definition of the term "investment company" in the 1940 Act by reason of Section 3(c)(1) or 3(c)(7) thereof." It appears as though this disclosure has been left out of the current registration statement. Please explain to the staff why the change was made and whether the Fund sought shareholder approval to make this change.

Annual Shareholder Report

23. The footnotes to the Financial Highlights for the Feeder Fund in Form N-CSR are different from the footnotes to the Financial Highlights for the Feeder Fund in the prospectus. The prospectus contains a footnote that provides the expense ratio of the Master Fund. In future shareholder reports, please include this footnote to the Financial Highlights. Please ensure that the Financial Highlights in the shareholder report contains all of the footnotes included in the prospectus.

24. In the Notes to the Financials Statements of the Feeder Fund's shareholder report Note 2, please include the tax character of distributions paid for the past two years instead of only one year.

25. In the Notes to the Financials Statements of the Feeder Fund's shareholder report Note 3, please include the valuation hierarchy for the Fund's investment in the Master.

26. In the Notes to the Financials Statements (Note 4 for the Feeder Fund and Note 7 for the Master Fund), please include the amount subject to recoupment broken down by the year an amount expires.

27. In the Notes to the Financial Statements of the Master Fund's shareholder report Note 2, the disclosure states, "At April 30, 2014, Ironwood Multi-Strategy Fund LLC, a feeder fund to the Fund, represented 61.3% of the Fund's net assets." What type of investors hold the rest of the Master Fund's net assets (e.g., Another feeder fund, retail investors, institutional investors, pension plans, Ironwood employees, etc.)?

28. In the Notes to the Financial Statements of the Master Fund's shareholder report Note 2, the disclosure states that the "Fund invests approximately 0.05% of its assets in Ironwood Multi-Strategy Fund, Ltd., (the "CFC") a Cayman Islands controlled foreign corporation which is wholly owned by the Fund." Please identify those securities held by the CFC in the consolidated schedule of investments.

General

29. We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

30. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

31. Response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filings that contain the same or similar disclosure.

32. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
    - The Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

/s/ *Laura E. Hatch*

Laura E. Hatch
Staff Accountant